Exhibit 99.20

CONSENT OF L. PUTLAND

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report dated January 18, 2006 entitled “Technical Report on the Mupane Gold Project” (the “Mupane Report”); and (2) the annual information form of the Corporation dated March 28, 2011, which includes reference to my name in connection with information relating to the Mupane Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-160534) dated July 30, 2009.

Date: March 28, 2011

/s/ LJ Putland
Name: Linton Putland
Title: Principal
Company: LJ Putland & Associates